Exhibit 99.12

Consolidated Financial Statements of

INTERMAP TECHNOLOGIES

CORPORATION

Years ended December 31, 2023 and 2022

KPMG LLP

150 Elgin Street, Suite 1800

Ottawa ON K2P 2P8

Canada

Tel 613-212-5764

Fax 613-212-2896

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Intermap Technologies Corporation

Opinion

We have audited the consolidated financial statements of Intermap Technologies Corporation (the Entity), which comprise:

●	the consolidated statements of financial position as at December 31, 2023 and December 31, 2022

●	the consolidated statements of loss and other comprehensive loss for the years then ended

●	the consolidated statements of changes in shareholders’ deficiency for the years then ended

●	the consolidated statements of cash flows for the years then ended

●	and notes to the consolidated financial statements, including a summary of material accounting policy information

(Hereinafter referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated financial position of the Entity as at December 31, 2023 and December 31, 2022, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with IFRS Accounting Standards.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the “Auditor’s Responsibilities for the Audit of the Financial Statements” section of our auditor’s report.

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.

We are independent of the Entity in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 2(a) in the financial statements, which indicates that Intermap Technologies Corporation has incurred recurring operating losses in current and prior years, negative cash flows from operating activities in the current and prior years, has negative working capital (current assets less current liabilities) and a shareholders’ deficit at December 31, 2023.

As stated in Note 2(a) in the financial statements, these events or conditions, along with other matters as set forth in Note 2(a) in the financial statements, indicate that a material uncertainty exists that may cast significant doubt on the Entity’s ability to continue as a going concern.

Our opinion is not modified in respect of this matter.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements for the year ended December 31, 2023. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

In addition to the matter described in the “Material Uncertainty related to Going Concern” section of the auditor’s report, we have determined the matter described below to be the key audit matter to be communicated in our auditor’s report.

Evaluation of the fair value of the investment in a privately held company

Description of the matter

We draw attention to Notes 2(d)(iii), 3(f) and 8 of the financial statements. At December 31, 2023, the Entity had an investment in a privately held company (“investment”) which was valued at $849 thousand over which the Entity exercises no control or significant influence. The investment is carried at fair value, with the change recognized in profit or loss. The fair value of the investment at December 31, 2023 was estimated using a market-based approach with primarily unobservable inputs, including the comparable enterprise value to revenue multiples discounted for considerations such as the lack of marketability and other differences between the comparable peer group and the privately heldcompany.

Why the matter is a key audit matter

We identified the evaluation of the fair value of the investment in a privately held company as a key audit matter. This matter represented a significant risk of material misstatement given the magnitude of the investment. In addition, significant auditor judgment and specialized skills and knowledge were required in evaluating the results of our audit procedures regarding the Entity’s unobservable inputs identified above.

How the matter was addressed in the audit

The primary procedures we performed to address this key audit matter included the following:

We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the appropriateness of the comparable enterprise value to revenue multiples (“multiples”) discounted for considerations such as the lack of marketability and other differences between the comparable peer group and the privately held company. The multiples were evaluated by comparing them to independently developed multiples using publicly available market data, adjusted for the lack of marketability of the privately held company and other considerations.

With the assistance of our valuation professionals, we developed an independent range of estimates of the fair value and compared our estimates to management’s estimate.

Other Information

Management is responsible for the other information. Other information comprises:

●	the information included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions.

●	the information, other than the financial statements and the auditor’s report thereon, included in a document likely to be entitled “2023 Annual Report”.

Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit and remain alert for indications that the other information appears to be materially misstated.

We obtained the information included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions as at the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in the auditor’s report.

We have nothing to report in this regard.

The information, other than the financial statements and the auditor’s report thereon, included in a document likely to be entitled “2023 Annual Report” is expected to be made available to us after the date of this auditor’s report. If, based on the work we will perform on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact to those charged withgovernance.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing theEntity’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Entity or to cease operations, or has no realistic alternative but to doso.

Those charged with governance are responsible for overseeing the Entity’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit.

We also:

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Entity's internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Entity's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Entity to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●	Communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

●	Provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

●	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group Entity to express an opinion on the financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

●	Determine, from the other matters communicated with those charged with governance, those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our auditor’s report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Chartered Professional Accountants, Licensed Public Accountants

The engagement partner on the audit resulting in this auditor’s report is Alexandra Duret.

Ottawa, Canada

April 2, 2024

INTERMAP TECHNOLOGIES CORPORATION

Consolidated Statements of Financial Position

(In thousands of United States dollars)

	December 31,	December 31,
	2023	2022
Assets
Current assets:
Cash	$677	$843
Amounts receivable (Note 18(a))	312	1,290
Unbilled revenue (Note 12)	-	8
Prepaid expenses	311	382
	1,300	2,523
Prepaid expenses	50	55
Property and equipment (Note 5)	979	1,387
Intangible assets (Note 6)	977	1,016
Right of use assets (Note 7)	381	343
Investment (Note 8)	849	1,011
Total assets	$4,536	$6,335

Liabilities and Shareholders' Deficiency

Current liabilities:
Accounts payable and accrued liabilities (Note 9)	$4,388	$3,633
Bank loan (Note 10(a))	38	37
Current portion of government loans (Note 10(c))	117	108
Lease obligations (Note 11)	257	223
Unearned revenue (Note 12)	2,553	2,953
Income taxes payable	61	-
	7,414	6,954

Bank loan (Note 10(a))	33	71
Long-term project financing (Note 10(b))	182	177
Long-term government loans (Note 10(c))	274	375
Lease obligations (Note 11)	198	177
Total liabilities	8,101	7,754

Shareholders' deficiency:
Share capital (Note 14(b))	209,296	208,406
Warrants (Note 15)	791	493
Accumulated other comprehensive loss	(156)	(141)
Contributed surplus (Note 14(c))	26,985	26,603
Deficit	(240,481)	(236,780)
Total shareholders' deficiency	(3,565)	(1,419)
Going concern (Note 2(a))
Total liabilities and shareholders' deficiency	$4,536	$6,335

See accompanying notes to consolidated financial statements.

INTERMAP TECHNOLOGIES CORPORATION

Consolidated Statements of Loss and Other Comprehensive Loss

(In thousands of United States dollars, except per share information)

For the years ended December 31,	2023	2022
Revenue (Note 12)	$6,197	$6,795
Expenses:
Operating costs (Note 13(a))	8,361	10,225
Depreciation of property and equipment (Note 5)	549	1,125
Amortization of intangible assets (Note 6)	316	312
Depreciation of right of use assets (Note 7)	314	338
Loss on disposal of equipment (Note 5)	3	-
	9,543	12,000
Operating loss	(3,346)	(5,205)
Loss on fair value of investment (Note 8)	(162)	(51)
Financing costs (Note 13(b))	(61)	(57)
Financing income	4	6
(Loss) gain on foreign currency translation	(79)	20
Loss before income taxes	(3,644)	(5,287)
Income tax expense:
Current	(57)	4
	(57)	4
Loss for the period	$(3,701)	$(5,283)
Other comprehensive loss:
Items that are or may be reclassified subsequently to
profit or loss:
Foreign currency translation differences	(15)	(12)
Comprehensive loss for the period	$(3,716)	$(5,295)
Basic and diluted loss per share	$(0.10)	$(0.16)
Weighted average number of Class A common shares - basic and diluted (Note 14(d))	38,446,599	33,378,811

See accompanying notes to consolidated financial statements.

INTERMAP TECHNOLOGIES CORPORATION

Consolidated Statements of Changes in Shareholders’ Deficiency

(In thousands of United States dollars)

				Accumulated
				Other
	Share		Contributed	Comprehensive
	Capital	Warrants	Surplus	Loss	Deficit	Total
Balance at December 31, 2021	$206,102	$232	$26,144	$(129)	$(231,497)	$852

Comprehensive loss for the period	-	-	-	(12)	(5,283)	(5,295)
Share-based compensation	-	-	366	-	-	366
Private placement proceeds (Note 14(b))	2,588	294	-	-	-	2,882
Issuance costs	(284)	60	-	-	-	(224)
Expiry of warrants	-	(93)	93	-	-	-

Balance at December 31, 2022	$208,406	$493	$26,603	$(141)	$(236,780)	$(1,419)

Comprehensive loss for the period	-	-	-	(15)	(3,701)	(3,716)
Share-based compensation	-	-	244	-	-	244
Private placement proceeds (Note 14(b))	1,115	404	-	-	-	1,519
Issuance costs	(225)	32	-	-	-	(193)
Expiry of warrants	-	(138)	138	-	-	-

Balance at December 31, 2023	$209,296	$791	$26,985	$(156)	$(240,481)	$(3,565)

See accompanying notes to consolidated financial statements.

INTERMAP TECHNOLOGIES CORPORATION

Consolidated Statements of Cash Flows

(In thousands of United States dollars)

For the years ended December 31,	2023	2022
Operating activities:
Net loss for the period	$(3,701)	$(5,283)
Interest paid	(37)	(23)
Income tax refunded	4	-
Adjustments for:
Loss on fair value of investment	162	51
Depreciation of property and equipment	549	1,125
Amortization of intangible assets	316	312
Depreciation of right of use assets	314	338
Share-based compensation expense	304	412
Loss on disposal of equipment	3	-
Financing costs	61	57
Current income tax expense	57	(4)
Changes in working capital:
Amounts receivable	978	(391)
Unbilled revenue and prepaid expenses	99	756
Accounts payable and accrued liabilities	737	(109)
Unearned revenue	(400)	1,232
(Gain) loss on foreign currency translation	(48)	18
Cash flows used in operating activities	(602)	(1,509)
Investing activities:
Purchase of property and equipment	(144)	(32)
Additions to intangible assets	(277)	(211)
Cash flows used in investing activities	(421)	(243)

Financing activities:
Proceeds from private placement	1,519	2,882
Issuance costs	(193)	(224)
Payment of lease obligations	(327)	(339)
Proceeds from bank loan	-	99
Repayment of bank loan	(48)	-
Repayment of government loans	(121)	(9)
Cash flows provided by financing activities	830	2,409
Effect of foreign exchange on cash	27	(2)
(Decrease) increase in cash	(166)	655
Cash, beginning of period	843	188
Cash, end of period	$677	$843

See accompanying notes to consolidated financial statements.

INTERMAP TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2023 and 2022	Page 1

1.	Reporting entity:

Intermap Technologies® Corporation (the Company) is incorporated under the laws of Alberta, Canada. The head office of Intermap is located at 385 Inverness Parkway, Suite 105, Englewood, Colorado, USA 80112. Its registered office is located at 400, 3rd Avenue SW, Suite 3700, Calgary, Alberta, Canada T2P 4H2.

Intermap is a global location-based geospatial intelligence company, creating a wide variety of geospatial solutions and analytics for its customers. Intermap’s geospatial solutions and analytics can be used in a wide range of applications including, but not limited to, location-based information, geospatial risk assessment, geographic information systems, engineering, utilities, global positioning systems maps, oil and gas, renewable energy, hydrology, environmental planning, wireless communications, transportation, advertising, and 3D visualization.

2.	Basis of preparation:

(a)	Going concern:

These consolidated financial statements have been prepared assuming the Company will continue as a going concern. The going concern basis of presentation assumes the Company will continue in operation for the foreseeable future and can realize its assets and discharge its liabilities and commitments in the normal course of business. During the year ended December 31, 2023, the Company reported an operating loss of $3,346, net loss of $3,701, and negative cash flows from operating activities of $602. In addition, the Company has a shareholders’ deficit of $3,565 and negative working capital of $6,114 (current assets less current liabilities) at December 31, 2023.

The above factors in the aggregate indicate there are material uncertainties which may cast significant doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent on management’s ability to successfully secure sales with upfront payments, and / or obtain additional financing. There can be no assurance that such plans will be achieved. Failure to achieve one or more of these requirements could have a materially adverse effect on the Company’s financial condition and / or results of operations. The Board of Directors and management continue to take actions to address these issues including exploring options for additional capital, securing subscription-based contracts which will increase revenue in future periods and securing a material government contract award that will begin to be recognized during the first quarter of 2024.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the statement of financial position classifications used.

INTERMAP TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2023 and 2022	Page 2

(b)	Statement of compliance:

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards. The significant account policies are summarized in Note 3.

The policies applied in these consolidated financial statements are based on IFRS Accounting Standards issued and effective for the Company’s fiscal year end December 31, 2023. The Board of Directors approved the consolidated financial statements on April 1, 2024.

(c)	Measurement basis:

The consolidated financial statements have been prepared mainly on the historical cost basis. Other measurement bases used are described in the applicable notes.

(d)	Use of estimates:

Preparing consolidated financial statements in conformity with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the period. Actual results could differ from these estimates.

Estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognized in the period in which the estimates are reviewed and in any future periods affected.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

i.	Depreciation and amortization rates:

In calculating the depreciation and amortization expense, management is required to make estimates of the expected useful lives of property and equipment.

ii.	Trade receivables:

The Company uses historical trends and performs specific account assessments when determining the expected credit losses. These accounting estimates are in respect to the trade receivables line item in the Company’s consolidated statements of financial position. At December 31, 2023, trade receivables represented 7% of total assets.

The estimate of the Company’s expected credit losses could change from period to period due to the allowance being a function of the balance and composition of trade receivables.

INTERMAP TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2023 and 2022	Page 3

iii.	Investments:

The valuation and accounting for the Company’s investment in a privately held company requires the application of management estimates and judgments with respect to the determination of appropriate valuation method applied at each reporting date. The assumptions for estimating fair value of the investment are disclosed in Note 8.

iv.	Share-based compensation:

The Company uses the Black-Scholes option-pricing model to determine the grant date fair value of share-based compensation. The following assumptions are used in the model: dividend yield; expected volatility; risk-free interest rate; expected option life; and fair value.

Changes to assumptions used to determine the grant date fair value of share-based compensation awards can affect the amounts recognized in the consolidated financial statements.

v.	Revenue:

Revenue from acquisition service contracts, which are fixed-price contracts, is recognized over time based on the ratio of costs incurred to estimated total contract costs. The determination of estimated total contract costs of acquisition services contracts requires the use of significant assumptions related to estimated purchased services, materials, and labor costs. Changes to the assumptions used to measure revenue could impact the amount of revenue recognized in the consolidated financial statements (see Note 3(k)).

vi.	Impairment:

The carrying value of long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable and assesses the impairment for intangible assets not yet available for use on an annual basis. The Company has determined that its long-lived assets belong to two distinct cash-generating units (“CGUs”). The Company determines the value in use based on estimated discounted future cash flows and an impairment is recognized if the carrying value exceeds that estimate. The significant assumptions used in determining estimated discounted future cash flows include projected revenues and discount rates. Judgment is required in determining the level at which to test impairment, including the grouping of CGUs that generate cash inflows (see Note 3(j)).

(e)	Functional and presentation currency:

These consolidated financial statements are presented in United States dollars, which is the Company’s functional currency. All financial information presented in United States dollars has been rounded to the nearest thousand.

INTERMAP TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2023 and 2022	Page 4

(f)	Foreign currency translation:

Items included in the financial statements of each of the Company's subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the functional currency). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency of an entity are recognized in net loss for the period.

Assets and liabilities of entities with functional currencies other than United States dollars are translated at the period end rates of exchange, and the results of their operations are translated at exchange rates prevailing at the dates of transactions. The resulting translation adjustments are included in accumulated other comprehensive income in shareholders' deficiency.

3 .. Summary of material accounting policies:

(a)	Consolidation:

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Intermap Technologies Inc. (a U.S. corporation); Intermap Insurance Solutions Inc. (a U.S. corporation), Intermap Technologies PTY Ltd (an Australian corporation); Intermap Technologies s.r.o. (a Czech Republic corporation); and PT ExsaMap Asia (an Indonesian corporation).

Inter-company balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. The accounting policies of all subsidiaries are consistent with the Company’s policies.

(b)	Cash:

Cash includes unrestricted cash balances.

(c)	Property and equipment:

Property and equipment are measured at cost less accumulated depreciation. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of aircraft overhauls is capitalized and depreciated over the period until the next overhaul. When parts of an item of property and equipment have different useful lives, they are accounted for as separate items. Depreciation is calculated over the depreciable amount, which is the cost of an asset, less its residual value. Depreciation is provided on the straight-line basis over the following useful lives of the assets:

Assets	Years
Aircraft	10
Aircraft engines	7
Mapping equipment - hardware and software	3
Radar equipment	5
Furniture and fixtures	5
Leasehold improvements	Shorter of useful life or term of lease

INTERMAP TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2023 and 2022	Page 5

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted, if appropriate.

Assets under construction are not depreciated until available for use by the Company.

Expenditures for maintenance and repairs are expensed when incurred.

The cost of replacing an item of property and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property and equipment are recognized in profit or loss as incurred.

Gains and losses on disposal of property and equipment are determined by comparing the proceeds from disposal with the carrying amount and are recognized net of costs associated with the disposal within other income in net loss for the period.

(d)	Intangible assets:

Intangible assets include data library products the Company builds with the use of proprietary software and intellectual property for use in software subscription sales and data license sales. Intangible assets are measured at cost less accumulated amortization, and they are amortized over a straight-line basis of five years. The amortization method, estimate of the useful life, and residual values of intangible assets are reviewed annually.

(e)	Research and development:

Research costs are expensed as incurred. Development costs are expensed in the year incurred unless management believes a development project meets the specified criteria for deferral and amortization.

(f)	Investments:

Investments include the common and preferred shares of a privately held company over which the Company exercises no control or significant influence. The investment is carried at fair value, with the change recognized in profit or loss.

INTERMAP TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2023 and 2022	Page 6

(g)	Leases:

At inception of a contract, the Company assesses the right to control the use of an identified asset for a period of time in exchange for consideration to determine if the contract is a lease. The Company recognizes a right of use asset and a lease liability at the lease commencement date. The right of use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The asset is depreciated to the earlier of the end of the useful life or the lease term using the straight-line method. The lease term includes periods covered by an option to extend if the Company is reasonably certain to use that option. Lease terms range from two to five years for offices and data facilities. The right of use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be determined, the Company’s incremental borrowing rate. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability. The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in the future lease payments, if there is a change in the Company’s estimated amount expected to be paid, or if the Company changes its assessment of if it will exercise a purchase, extension, or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Company has elected to apply the practical expedient not to recognize right of use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases is recognized as an expense on a straight-line basis over the lease term.

(h)	Provisions:

A provision is recognized, if as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

INTERMAP TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2023 and 2022	Page 7

i.	Onerous contracts:

A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with the contract.

(i)	Income taxes:

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

INTERMAP TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2023 and 2022	Page 8

(j)	Impairment:

The carrying values of all long-lived assets, including property and equipment, intangible assets, and right of use assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Intangible assets that are not yet available for use are assessed annually regardless of whether there is an indication that the related assets may be impaired. In testing for impairment, the recoverable amount of the CGU is estimated in order to determine the extent of the impairment loss, if any.

The recoverable amount of an asset or cash generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash-generating unit, or CGU).

An impairment loss is recorded when the recoverable amount of an asset or its CGU is less than its carrying amounts. Impairment losses are evaluated for potential reversals when events or changes in circumstances warrant such consideration.

(k)	Revenue recognition:

Revenue is recognized upon transfer of control of goods or services to the buyer in an amount that reflects the consideration the Company expects to receive in exchange for those good or services. The Company’s goods and services are generally distinct and accounted for as separate performance obligations. Billings in excess of revenue are recorded as unearned revenue. Revenue recognized in excess of billings is recorded as unbilled revenue.

The company recognizes an asset related to the incremental costs of obtaining a contract with a customer. The Company has elected to make use of the practical expedient and will expense sales commission costs when incurred if the amortization period is less than 12 months.

i.	Data licenses:

Revenue from the sale of data licenses in the ordinary course of business is measured at the fair value of the consideration received or receivable. Customers obtain control of data products upon receipt of a physical hard drive or download of the data from a web link provided. Invoices are generated, and revenue is recognized when control is transferred. Invoices are generally paid within 30 days.

ii.	Software subscriptions:

Software subscriptions are generally at least one year, with invoices issued and paid at the beginning of the license term. Revenue is recognized over time, and payments for future months of service are recognized in unearned revenue. While the license agreements are for a fixed term, some agreements also contain a limited number of clicks or uses. If the limit is reached prior to the end of the term, the license ends early.

INTERMAP TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2023 and 2022	Page 9

iii.	Fixed-price contracts:

Revenue from acquisition service contracts is recognized over time based on the ratio of costs incurred to estimated total contract costs. Provisions for estimated losses, if any, are recognized in the period in which the loss is determined. Contract losses are measured in the amount by which the estimated costs of the related project exceed the estimated total revenue for the project. Invoices are issued according to contractual terms and are usually payable within 30 days. Revenue recognized in excess of billings is recorded as unbilled revenue.

iv.	Multiple performance obligations:

When a single sales transaction requires more than one performance obligation, the total amount of consideration to be received is allocated to distinct products or services deliverables based on the stand-alone selling price of each.

(l)	Share-based compensation:

The grant date fair value of equity-settled share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

Share-based payment arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions, regardless of how the equity instruments are obtained by the Company.

(m)	Earnings per share:

The basic earnings per share is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share is computed similar to basic earnings per share, except the weighted average number of common shares outstanding are increased to include additional shares from the assumed exercise of share options and warrants, if dilutive.

INTERMAP TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2023 and 2022	Page 10

(n)	Financial instruments:

i.	Initial measurement and classification:

Non-derivative financial assets: The Company initially recognizes amounts receivable on the date that they are originated. All other financial assets are recognized initially on the date at which the Company becomes a party to the contractual provisions of the instrument. The Company determines the classification of its financial assets on the basis of both the business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets.

Assets at amortized cost: Amounts receivable are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. A financial asset is measured at amortized cost if it is held within a business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at fair value through profit and loss: Equity investments that are held for trading are classified at FVTPL

Financial liabilities at amortized cost: The Company initially recognizes debt liabilities on the date that they are originated. All other financial liabilities are recognized initially on the date at which the Company becomes a party to the contractual provisions of the instrument.

ii.	Subsequent measurement:

Non-derivative financial assets: The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

Financial assets and liabilities are offset, and the net amount presented in the consolidated statements of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Assets at amortized cost: Subsequent to initial recognition, amounts receivable are measured at amortized cost using the effective interest method, less any impairment losses.

INTERMAP TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2023 and 2022	Page 11

Financial assets at fair value through profit and loss: Equity investments are measured at fair value. Net changes in the fair value are recognized in profit and loss.

Financial liabilities at amortized cost: The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expire.

Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

The following is a summary of the classification the Company has applied to each of its significant categories of financial instruments outstanding:

iii.	Fair value measurement:

Financial instruments recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 – valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices);

Level 3 – valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs).

During the reporting periods, there were no transfers between Level 1 and Level 2 fair value measurements.

Financial instrument:	Classification:
Cash	Assets at amortized cost
Amounts receivable	Assets at amortized cost
Investments	Financial assets at fair vaule through profit and loss
Accounts payable and accrued liabilities	Financial liabilities at amortized cost
Long-term project financing	Financial liabilities at amortized cost
Bank loans	Financial liabilities at amortized cost
Long-term government loans	Financial liabilities at amortized cost
Lease obligations under finance leases	Financial liabilities at amortized cost

iv.	Impairment of financial assets:

Loss allowances are measured based on the lifetime expected credit losses (ECLs). When determining whether the credit risk of a financial asset has increased significantly since initial recognition and then estimating ECLs, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on historical experience and forward-looking information. The Company considers a financial asset to be in default when the customer is highly unlikely to pay its obligation in full and then impairs the asset.

INTERMAP TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2023 and 2022	Page 12

(o)	Share capital:

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity, net of any tax effects.

(p)	Warrants:

Warrants are classified as equity. Proceeds from the sale of combined financial instruments that include warrants are allocated to their components based on their relative fair values. The fair value of warrants is estimated using the Black-Scholes option pricing model at the time of their issuance. If warrants are exercised, a pro-rata portion of the amount recognized at their original issuance is transferred to common shares. If warrants expire unexercised, the amount recognized at their original issuance is transferred to contributed surplus.

4.	New and revised IFRS accounting pronouncements:

(a)	Amendments to IAS 1 – Disclosures of Accounting Policies

Effective January 1, 2023, the Company adopted amendments within IAS 1 – Presentation of financial statements related to the disclosure of accounting policies. The changes required an entity to disclose material rather than significant accounting policies and provided guidance identifying material accounting policies relevant to users of the financial statements. Accordingly, management reviewed its accounting policies and updated the accounting policy information within Note 3 to align with these amendments.

(b)	Amendments to IAS 8 – Definition of accounting estimates

Effective January 1, 2023, the Company adopted amendments to IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors. The amendments to IAS 8 replace the definition of a “change in accounting estimates” with a definition of “accounting estimates”. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”. Entities develop accounting estimates if accounting policies require items in financial statements to be measured in a way that involves measurement uncertainty. The amendments confirm that a change in an accounting estimate that results from new information or new developments is not a correction of an error. The adoption of these amendments did not have a material impact on the condensed consolidated interim financial statements.

INTERMAP TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2023 and 2022	Page 13

5.	Property and equipment:

	Aircraft	Radar and	Furniture
	and	mapping	and	Leasehold	Under
	engines	equipment	fixtures	improvements	construction	Total
Balance at December 31, 2021	$530	$1,789	$8	$-	$153	$2,480
Additions	-	14	-	-	18	32
Depreciation	(100)	(1,021)	(4)	-	-	(1,125)
Balance at December 31, 2022	$430	$782	$4	$-	$171	$1,387
Additions	-	-	-	13	131	144
Depreciation	(51)	(494)	(2)	(2)	-	(549)
Disposal	-	(3)	-	-	-	(3)
Balance at December 31, 2023	$379	$285	$2	$11	$302	$979

	Aircraft	Radar and	Furniture
	and	mapping	and	Leasehold	Under
	engines	equipment	fixtures	improvements	construction	Total
Cost	$10,618	$33,239	$345	$1,074	$171	$45,447
Accumulated depreciation	(10,188)	(32,457)	(341)	(1,074)	-	(44,060)
Balance at December 31, 2022	$430	$782	$4	$-	$171	$1,387
Cost	$10,618	$24,878	$345	$1,081	$302	$37,224
Accumulated depreciation	(10,239)	(24,593)	(343)	(1,070)	-	(36,245)
Balance at December 31, 2023	$379	$285	$2	$11	$302	$979

During the twelve months ended December 31, 2023, the Company disposed of fully depreciated assets with an original cost of $8.3 million (December 31, 2022 - $ Nil), a net book value of $Nil (December 31, 2022 - $Nil), recognized a loss of $ 3 (December 31, 2022 - $Nil), and received cash proceeds of $ Nil (December 31, 2022 - $Nil).

INTERMAP TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2023 and 2022	Page 14

6.	Intangible assets:

		Data library
		not yet
	Data	available for
	library	Use	Total
Balance at December 31, 2021	$946	$171	$1,117

Additions	-	211	211
Transfer	18	(18)	-
Amortization	(312)	-	(312)

Balance at December 31, 2022	$652	$364	$1,016

Additions	-	277	277
Transfer	-	-	-
Amortization	(316)	-	(316)
Balance at December 31, 2023	$336	$641	$977

		Data library
		not yet
	Data	available for
	library	Use	Total
Cost	$1,035	$364	$1,399
Accumulated amortization	(383)	-	(383)
Balance at December 31, 2022	$652	$364	$1,016
Cost	1,035	641	1,676
Accumulated amortization	(699)	-	(699)
Balance at December 31, 2023	$336	$641	$977

7. Right of use assets:

	December 31,	December 31,
	2023	2022
Beginning Balance	$343	$497

Depreciation	(314)	(338)
New leases	352	174
Adjustment	-	10
Ending Balance	$381	$343

During the twelve months ended December 31, 2023, the Company executed a 3-year office facility lease in Colorado, extended the data storage lease by one year, and extended the Prague office facility lease by two years. During the twelve months ended December 31, 2022, the Company executed a 2-year equipment lease, extended the office facility leases in Colorado and Jakarta by one year, and adjusted a lease with an increased payment.

INTERMAP TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2023 and 2022	Page 15

8. Investment:

The Company has an investment in a privately held company over which the Company exercises no control or significant influence. The fair value of the investment at December 31, 2023 was estimated using a market-based approach with primarily unobservable inputs, including the comparable enterprise value to revenue multiples discounted for considerations such as the lack of marketability and other differences between the comparable peer group and the privately held company. Revenue multiples were selected from comparable public companies based on, industry, size, target markets, and other factors that the Company considers to be reasonable. The comparable enterprise value to revenue multiple was applied to the trailing twelve months actual revenues of the privately held company to determine the enterprise value of the privately held company. Once the enterprise value of the privately held company was determined the net debt was removed (total debt less cash) and the remaining equity value was allocated to the capital of the privately held company in order of ranking (e.g., preferred shares, common shares). At December 31, 2023, the fair value was estimated to be $ 849 (December 31, 2022 - $1,011) and is a level 3 fair value measurement. A 20% change in the estimated value of the investment would impact net income by approximately $170.

9. Accounts payable and accrued liabilities:

	December 31,	December 31,
	2023	2022
Accounts payable	$2,430	$1,934
Accrued liablities	1,962	1,592
VAT payable	(4)	107
	$4,388	$3,633

During the twelve months ended December 31, 2023, the Company reversed excess vendor payables of $52 (December 31, 2022 - $6) recorded in prior years based on IFRS 9 derecognition of financial liabilities as the liabilities have expired.

INTERMAP TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2023 and 2022	Page 16

10. Financial liabilities:

The following table provides a reconciliation of movements of liabilities to cash flows arising from financing activities and balances at December 31, 2023 and 2022:

				Lease
	Bank	Project	Government	Obligations
	Loan	Financing	Loans	(Note 11)	Total
Balance at December 31, 2021	$-	$188	$486	$541	$1,215

Changes from financing activities:
Proceeds from bank loan	99	-	-	-	99
Payment of lease obligations	-	-	-	(339)	(339)
Repayment of government loans	-	-	(9)	-	(9)
Total changes from financing activities	99	-	(9)	(339)	(249)

Foreign exchange	9	(11)	(14)	-	(16)

Other changes:
Financing costs	4	-	26	27	57
Interest paid	(4)	-	(6)	(13)	(23)
New leases (Note 7)	-	-	-	174	174
Adjustment (Note 7)	-	-	-	10	10

Balance at December 31, 2022	$108	$177	$483	$400	$1,168

Changes from financing activities:
Repayment of bank loan	(48)	-	(121)	-	(169)
Payment of lease obligations	-	-	-	(327)	(327)
Repayment of government loans	-	-	-	-	-
Total changes from financing activities	(48)	-	(121)	(327)	(496)

Foreign exchange	11	5	24	12	52

Other changes:
Financing costs	10	-	23	27	60
Interest paid	(10)	-	(18)	(9)	(37)
New leases (Note 7)	-	-	-	352	352

Balance at December 31, 2023	$71	$182	$391	$455	$1,099

(a)	Bank loan:

	December 31,	December 31,
	2023	2022
Bank loan	$71	$108
	71	108
Less current portion	(38)	(37)
Long-term portion of bank loan	$33	$71

On August 8, 2022, the Company executed a bank loan in the Czech Republic to finance the purchase of foundation data for 2,500,000 Czech Republic koruna (equivalent $110 thousand). Interest accrues at 10.71% and minimum monthly installment payments of $4 thousand began in December 2022.

(b)	Project financing:

Reimbursable project development funds provided by a corporation designed to enable the development and commercialization of geomatics solutions in Canada. The funding is repayable upon the completion of a specific development project and the first sale of any of the resulting product(s). Repayment is to be made in quarterly installments equal to the lesser of 20% of the funding amount or 25% of the prior quarter’s sales. There were no sales of the related products during the years ended December 31, 2023 and 2022.

INTERMAP TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2023 and 2022	Page 17

(c)	Government loans:

	December 31,	December 31,
	2023	2022
SBA loan	$147	$150
Western Development Canada loan	244	333
	391	483
Less current portion	(117)	(108)
Long-term portion of project financing	$274	$375

i.	SBA loan:

On July 17, 2020, the Company received a $150 long-term loan from the Small Business Administration (SBA). Interest will accrue at the rate of 3.75% per annum and payments of $0.7 monthly began twelve months from the date the funds were received. The balance of principal and interest will be payable thirty years from the date of the note.

ii.	Western Development Canada loan:

On December 29, 2020, the Company received a $385 (C$494) long-term loan from Western Economic Diversification in Canada. The loan will be repaid in 36 monthly installments that started in January 2023. The loan is non-interest bearing, and therefore the fair value at inception must be estimated to account for an imputed interest factor. The value at inception was determined to be $312, based on the estimated discount rate of 6.07%, and is subject to estimation uncertainty. The resulting discount of $73 was recognized in government grants at December 31, 2020 and will be accreted through interest expense over the term of the loan using the effective interest method.

11. Lease obligations:

The following table presents the contractual undiscounted cash flows for lease obligations which require the following payments for each period ending December 31:

2024	$287
2025	161
2026	50
2027	5
$503

Interest expense on lease obligations for the year ended December 31, 2023 was $27 (December 31, 2022 – $27). Total cash outflow for leases was $327 (December 31, 2022 – $ 339), and $337 (December 31, 2022 – $292) for short-term and low-value operating leases for equipment and office spaces.

INTERMAP TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2023 and 2022	Page 18

The Company also has contractual undiscounted cash flows for short-term and low-value operating leases for equipment and maintenance that are not on the statements of financial position which require the payments of $247 for the twelve months ending December 31, 2024.

12. Revenue:

Details of revenue are as follows:

For the twelve months ended December 31,	2023	2022
Acquisition services	$14	$1,099
Value-added data	1,940	2,339
Software and solutions	4,243	3,357
	$6,197	$6,795
Primary geographical market
United States	$2,161	$2,121
Asia/Pacific	395	2,401
Europe	3,641	2,273
	$6,197	$6,795
Timing of revenue recognition
Upon delivery	$2,443	$2,745
Services overtime	3,754	4,050
	$6,197	$6,795

Changes in the unbilled revenue balance are as follows:

For the twelve months ended December 31,	2023	2022
Unbilled revenue, beginning of period	$8	$679
Increase in unbilled revenue recognized	-	1,210
Amounts invoiced included in the beginning balance	(8)	(679)
Amounts invoiced in the current period	-	(1,202)
Foreign exchange	-	-
Unbilled revenue, end of period	$-	$8

Changes in the unearned revenue balance are as follows:

For the twelve months ended December 31,	2023	2022
Unearned revenue, beginning of period	$2,953	$1,721
Recognition of unearned revenue included in the beginning balance	(2,012)	(1,135)
Recognition of unearned revenue in the current period	(2,037)	(1,533)
Amounts invoiced and revenue unearned	3,649	3,914
Foreign exchange	-	(14)
Unearned revenue, end of period	$2,553	$2,953

The Company recognizes an asset for the incremental costs of obtaining a contract with a customer if the expected benefit of those costs is longer than one year. The Company determined that certain commissions paid to sales employees meet the requirement to be capitalized. Total capitalized cost included in prepaid expenses and other assets to obtain contracts at December 31, 2023 was $114 (2022 – $60).

INTERMAP TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2023 and 2022	Page 19

13. Operating and non-operating costs:

(a)	Operating costs:

For the twelve months ended December 31,	2023	2022
Personnel	$5,720	$6,596
Purchased services & materials(1)	2,015	2,818
Travel	42	151
Facilities and other expenses	584	660
	$8,361	$10,225

(1)	Purchased services and materials include aircraft costs, project costs, professional and consulting fees, and selling and marketing costs.

(b)	Financing costs:

For the twelve months ended December 31,	2023	2022
Interest on bank loan	$10	$4
Interest on government loans	23	26
Interest on lease obligations	27	27
Interest on accounts payable	1	-
	$61	$57

14. Share capital:

(a)	Authorized:

The authorized share capital of the Company consists of an unlimited number of Class A common shares and an unlimited number of Class A participating preferred shares. There are no Class A participating preferred shares outstanding.

(b)	Issued:

	December 31, 2023		December 31, 2022
Class A common shares	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of period:	37,693,710	$208,406	29,415,422	$206,102
Private placement	3,842,045	1,115	8,278,288	2,588
Issuance costs	-	(225)	-	(284)
Balance, end of period:	41,535,755	$209,296	37,693,710	$208,406

On December 21, 2023, the Company completed a private placement resulting in the issuance of 1,650,000 Units for aggregate consideration of $621. Each Unit had a purchase price of C$0.50 and consisted of one Class A common share of the Corporation and one Class A common share purchase warrant. Each warrant entitles the holder to purchase one Class A common share at a purchase price of US$0.60 per share for a period of two years from the issue date. The total consideration received was allocated to Share Capital and Warrants on a relative fair value basis. The fair value of the warrants was determined using the Black Scholes pricing model based on the risk-free rate of 4.18%, average expected warrant life of 2 years, share price estimated volatility of 72% and expected dividend payments of Nil. In addition, the Corporation paid finder’s fees of $32 and issued 81,000 warrants to a third party for services rendered in connection with the transaction. The finder’s fee warrants were issued on the same terms as the private placement warrants with an exercise price of US$0.40. The Company recorded non-cash issuance costs related to this award based on the fair value of the award at the date of the closing of $10, bringing the total costs of the issuance to $42.

INTERMAP TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2023 and 2022	Page 20

On October 20, 2023, the Company completed a private placement resulting in the issuance of 695,000 Units for aggregate consideration of $288. Each Unit had a purchase price of C$0.55 and consisted of one Class A common share of the Corporation and one Class A common share purchase warrant. Each warrant entitles the holder to purchase one Class A common share at a purchase price of US$0.58 per share for a period of two years from the issue date. The total consideration received was allocated to Share Capital and Warrants on a relative fair value basis. The fair value of the warrants was determined using the Black Scholes pricing model based on the risk-free rate of 4.92%, average expected warrant life of 2 years, share price estimated volatility of 73% and expected dividend payments of Nil. In addition, the Corporation paid finder’s fees of $17 and issued 41,700 warrants to a third party for services rendered in connection with the transaction. The finder’s fee warrants were issued on the same terms as the private placement warrants with an exercise price of US$0.58. The Company recorded non-cash issuance costs related to this award based on the fair value of the award at the date of the closing of $7, bringing the total costs of the issuance to $24.

During the third quarter of 2023, the Company completed a private placement resulting in the issuance of 1,497,045 Units for aggregate consideration of $610. Each Unit had a purchase price of C$0.55 and consisted of one Class A common share of the Corporation and one Class A common share purchase warrant. Each warrant entitles the holder to purchase one Class A common share at a purchase price of US$0.59 per share for a period of two years from the issue date. The total consideration received was allocated to Share Capital and Warrants on a relative fair value basis. The fair value of the warrants was determined using the Black Scholes pricing model based on the risk-free rate of 4.70%, average expected warrant life of 2 years, share price estimated volatility of 73% and expected dividend payments of Nil. In addition, the Corporation paid finder’s fees of $35 and issued 48,600 warrants to a third party for services rendered in connection with the transaction. The finder’s fee warrants were issued on the same terms as the private placement warrants with an exercise price of US$0.49. The Company recorded non-cash issuance costs related to this award based on the fair value of the award at the date of the closing of $16, bringing the total costs of the issuance to $51.

INTERMAP TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2023 and 2022	Page 21

On December 7, 2022, the Company completed a private placement resulting in the issuance of 250,000 Units for aggregate consideration of $74. Each Unit had a purchase price of C$0.40 and consisted of one Class A common share of the Corporation and one Class A common share purchase warrant. Each warrant entitles the holder to purchase one Class A common share at a purchase price of US$0.44 per share for a period of two years from the issue date. The total consideration received was allocated to Share Capital and Warrants on a relative fair value basis. The fair value of the warrants was determined using the Black Scholes pricing model based on the risk-free rate of 3.86%, average expected warrant life of 2 years, share price estimated volatility of 83% and expected dividend payments of Nil. In addition, the Corporation paid finder’s fees of $7 and issued 15,000 warrants to a third party for services rendered in connection with the transaction. The finder’s fee warrants were issued on the same terms as the private placement warrants with an exercise price of US$0.44. The Company recorded non-cash issuance costs related to this award based on the fair value of the award at the date of the closing of $2, bringing the total costs of the issuance to $9.

During November 2022, the Company completed a private placement resulting in the issuance of 3,020,000 Units for aggregate consideration of $906. Each Unit had a purchase price of C$0.40 and consisted of one Class A common share of the Corporation and one Class A common share purchase warrant. Each warrant entitles the holder to purchase one Class A common share at a purchase price of US$0.45 per share for a period of two years from the issue date. The total consideration received was allocated to Share Capital and Warrants on a relative fair value basis. The fair value of the warrants was determined using the Black Scholes pricing model based on the risk-free rate of 3.87%, average expected warrant life of 2 years, share price estimated volatility of 84% and expected dividend payments of Nil. In addition, the Corporation paid finder’s fees of $81 and issued 168,900 warrants to a third party for services rendered in connection with the transaction. The finders fee warrants were issued on the same terms as the private placement warrants with an exercise price of US$0.45. The Company recorded non-cash issuance costs related to this award based on the fair value of the award at the date of the closing of $29, bringing the total costs of the issuance to $110.

On October 14, 2022, the Company issued 1,000,000 Class A common shares at C$0.40 per share in connection with a private placement. The Company received $291 in proceeds and issuance costs of $26 was paid in cash.

On March 18, 2022, the Company issued 1,470,588 Class A common shares at C$0.51 per share in connection with a private placement. The Company received $596 in proceeds and recorded $111 in issuance costs, of which $19 settled through warrants (see Note 15) and $92 was paid in cash.

During February 2022, the Company issued 2,537,700 Class A common shares at C$0.51 per share in connection with two private placements. The Company received $1,015 in proceeds and recorded $28 in issuance costs, of which $11 settled through warrants (see Note 15) and $17 was paid in cash.

INTERMAP TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2023 and 2022	Page 22

(c)	Contributed surplus:

	December 31,	December 31,
	2023	2022
Balance, beginning of period	$26,603	$26,144
Share-based compensation	244	366
Expiration of warrants	138	93
Balance, end of period	$26,985	$26,603

(d)	Loss per share:

The calculation of loss per share is based on the weighted average number of Class A common shares outstanding. Where the impact of the exercise of options or warrants is anti-dilutive, they are not included in the calculation of diluted loss per share. The Company has incurred a net loss for each period presented and the inclusion of the outstanding options and warrants in the loss per share calculation are anti-dilutive and therefore not included in the calculation.

The underlying Class A common shares pertaining to 794,443 outstanding share options, 3,779,623 restricted share units (RSUs), and 7,598,980 outstanding warrants could potentially dilute earnings.

(e)	Share option plan:

The Company established a share option plan to provide long-term incentives to attract, motivate, and retain certain key employees, officers, directors, and consultants providing services to the Company. The plan permitted granting options to purchase up to 10% of the outstanding Class A common shares of the Company. The share option plan was replaced by the Omnibus Incentive Plan at the Annual General Meeting on March 15, 2018 (see Note 14(f)), and all options issued and outstanding at that time will remain until such time they are exercised, expired, or forfeited. As of December 31, 2023, 794,443 share options are issued and outstanding. No additional options will be issued under this plan.

The following tables summarize information regarding share options outstanding:

	December 31, 2023		December 31, 2022
		Weighted		Weighted
	Number of	average	Number of	average
	shares	exercise	shares	exercise
	under option	price (CDN)	under option	price (CDN)

Options outstanding, beginning of period	801,943	0.77	822,943	$0.77
Expired	(7,500)	0.70	(21,000)	2.70
Options outstanding, end of period	794,443	0.72	801,943	$0.77
Options exercisable, end of period	794,443	0.72	801,943	$0.72

INTERMAP TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2023 and 2022	Page 23

Exercise		Weighted average
Price	Options	remaining	Options
(CDN$)	outstanding	contractual life	exercisable
0.70	623,511	3.28 years	623,511
0.80	170,932	2.88 years	170,932
	794,443	3.20 years	794,443

During the twelve months ended December 31, 2023 and 2022, the Company recognized $Nil of non-cash compensation expense related to the share option plan.

(f)	Omnibus Incentive Plan:

The Omnibus Incentive Plan (Omnibus plan) was approved by the shareholders at the Annual General Meeting on March 15, 2018 and replaces the share option plan, the employee share compensation plan and the director’s share compensation plan, which provided for shares to be issued to employees and directors as compensation for services. The omnibus plan permits the issuance of options, stock appreciation rights, restricted share units and other share-based awards under one single plan.

The maximum number of common shares reserved under the omnibus plan was 3,363,631. Any common shares reserved under the predecessor share option plan related to awards that expire or forfeit will be rolled into the omnibus plan. At the Annual General Meeting on June 29, 2021, shareholders approved replenishment of 997,253 Common Shares reserved for issuance under the omnibus plan. At the Annual General Meeting on June 29, 2023, shareholders approved replenishment of 1,300,000 Common Shares reserved for issuance under the omnibus plan, for a total reserve of 5,660,884. As of December 31, 2023, 794,443 share options and 3,779,623 RSUs are issued and outstanding. In addition, 872,183 Class A common shares were issued during 2018, 125,070 Class A common shares were issued during 2020, and 50,000 shares were issued during 2021 under the plan, leaving 39,565 awards remain available for future issuance.

The following tables summarize information regarding RSUs outstanding:

	December 31,	December 31,
	2023	2022
	Number of	Number of
	RSUs	RSUs
RSUs outstanding, beginning of period	2,453,744	1,330,884
Issued	1,325,879	1,132,860
Forfeitures	-	(10,000)
RSUs outstanding, end of period	3,779,623	2,453,744

During the twelve months ended December 31, 2023, 1,325,879 RSUs (twelve months ended December 31, 2022 – 1,132,860) were issued at a weighted average grant date fair value of C$0.58 per share (twelve months ended December 31, 2022 – C$0.58 per share). During the twelve months ended December 31, 2023, the Company recognized $304 (twelve months ended December 31, 2022 – $412) of non-cash compensation expense related to the RSUs.

INTERMAP TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2023 and 2022	Page 24

(g)	Share-based compensation expense:

Non-cash compensation expense has been included in operating costs with respect to the share options, RSUs and shares granted to employees and non-employees as follows:

For the twelve months ended December 31,	2023	2022
Employees	$174	$215
Directors and advisors	130	197
Non-cash compensation	$304	$412

15.	Class A common share purchase warrants:

The following table details the number of Class A common share purchase warrants outstanding at each statement of financial position date:

				Number of			Number of
				Warrants			Warrants
				Outstanding			Outstanding
Exercise				December			December
Grant Date	Expiry Date	Price	Granted	31, 2022	Issued	Expired	31, 2023
4/27/2021	4/27/2023	US$ 0.73	60,000	60,000	-	(60,000)	-
7/30/2021	7/29/2023	US$ 0.80	131,166	131,166	-	(131,166)	-
8/9/2021	8/8/2023	US$ 0.80	45,000	45,000	-	(45,000)	-
8/18/2021	8/17/2023	US$ 0.88	12,000	12,000	-	(12,000)	-
9/20/2021	9/19/2023	US$ 0.87	6,666	6,666	-	(6,666)	-
2/11/2022	2/10/2024	US$ 0.54	43,500	43,500	-	-	43,500
3/19/2022	3/18/2024	US$ 0.54	88,235	88,235	-	-	88,235
11/16/2022	11/15/2024	US$ 0.45	2,929,900	2,929,900	-	-	2,929,900
11/18/2022	11/17/2024	US$ 0.45	259,000	259,000	-	-	259,000
12/7/2022	12/6/2024	US$ 0.44	265,000	265,000	-	-	265,000
8/10/2023	8/9/2025	US$ 0.60	810,000	-	810,000	-	810,000
8/10/2023	8/9/2025	US$ 0.49	48,600	-	48,600	-	48,600
8/16/2023	8/15/2025	US$ 0.59	602,500	-	602,500	-	602,500
9/5/2023	9/4/2025	US$ 0.59	84,545	-	84,545	-	84,545
10/20/2023	10/19/2025	US$ 0.59	695,000	-	695,000	-	695,000
10/20/2023	10/19/2025	US$ 0.59	41,700	-	41,700	-	41,700
12/21/2023	12/20/2025	US$ 0.60	1,650,000	-	1,650,000	-	1,650,000
12/21/2023	12/20/2025	US$ 0.40	81,000	-	81,000	-	81,000
			7,853,812	3,840,467	4,013,345	(254,832)	7,598,980

The following table details the value of the broker and non-broker Class A common share purchase warrants outstanding at each statement of financial position date.

INTERMAP TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2023 and 2022	Page 25

	Non-Broker		Broker		Total
	Number of		Number of		Number of
	Warrants	Value	Warrants	Value	Warrants	Value
Balance at December 31, 2021	-	$-	413,834	$232	413,834	$232
Issued	3,270,000	294	315,635	60	3,585,635	354
Expired	-	-	(159,002)	(93)	(159,002)	(93)

Balance at December 31, 2022	3,270,000	$294	570,467	$199	3,840,467	$493

Issued	3,842,045	404	171,300	32	4,013,345	436
Expired	-	-	(254,832)	(138)	(254,832)	(138)

Balance at December 31, 2023	7,112,045	$698	486,935	$93	7,598,980	$791

Each warrant entitles its holder to purchase one Class A common share.

16.	Income Taxes:

(a)	Current tax (expense) recovery:

December 31,	2023	2022
Current period	$(57)	$4
	$(57)	$4

(b) Reconciliation of effective tax rate:

Income tax expense varies from the amount that would be computed by applying the basic federal and provincial income tax rates to the net income (losses) before taxes as follows:

December 31,	2023	2022
Net Loss, excluding income tax	$(3,644)	$(5,287)
Tax rate	24.1%	24.0%
Expected Canadian income tax recovery (expense)	$878	$1,271
Decrease resulting from:
Change in unrecognized temporary differences	(973)	(1,273)
Difference between Canadian statutory rate and those applicable to U.S. and other foreign subsidiaries	9	(22)
Non-deductible expenses and non-taxable income	24	88
Adjustment for prior years income tax matters	16	(36)
Other	(11)	(24)
	$(57)	$4

(c)	Recognized deferred tax assets and liabilities:

Deferred income taxes reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. Deferred tax assets and liabilities recognized at December 31, 2023 and 2022, are as follows:

INTERMAP TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2023 and 2022	Page 26

	Assets		Liabilities		Net
December 31,	2023	2022	2023	2022	2023	2022

Property and equipment	$-	$-	$591	$553	$591	$553
Intangible assets	-	-	98	116	98	116
Note payable	-	-	7	9	7	9
Tax loss carryforwards	(696)	(678)	-	-	(696)	(678)
Tax (assets) liabilities	$(696)	$(678)	$696	$678	$-	$-
Set off of tax	696	678	(696)	(678)	-	-
Net tax (assets) liabilities	$-	$-	$-	$-	$-	$-

(d)	Unrecognized deferred tax assets:

Deferred tax assets have not been recognized in respect of the following items:

December 31,	2023	2022
Deductible temporary differences	$21,704	$21,818
Tax loss carryforwards	203,178	198,306
	$224,882	$220,124

The deferred tax asset is recognized when it is probable that future taxable profit will be available to utilize the benefits. The Company has not recognized deferred tax assets with respect to these items due to the uncertainty of future Company earnings.

Loss carry forwards:

At December 31, 2023, approximately $206,485 of loss carry forwards and $2,405 of tax credits were available in various jurisdictions. At December 31, 2023, $3,307 of loss carry forwards were recognized as a deferred tax asset. A summary of losses by year of expiry are as follows:

2024	$3,012
2025-2043	180,058
Indefinite	23,415
$206,485

(e)	Movement in deferred tax balances during the year:

	Balance at	Recognized in	Recognized	Balance at
	December 31, 2022	Profit and Loss	in Equity	December 31, 2023
Property and equipment	$553	$38	$-	$591
Intangible assets	116	(18)	-	98
Note payable	9	(2)	-	7
Tax loss carryforwards	(678)	(18)	-	(696)
Net tax (assets) liabilities	$-	$-	$-	$-

INTERMAP TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2023 and 2022	Page 27

17.	Segmented information:

The operations of the Company are in one industry segment: digital mapping and related services. Revenue by geographic segment is included in Note 12.

Property and equipment of the Company are located as follows:

	December 31, 2023	December 31, 2022
United States	$923	$1,362
Europe	54	19
Asia/Pacific	2	6
	$979	$1,387

A summary of sales to major customers that exceeded 10% of total sales during each period are as follows:

Year ended December 31,	2023	2022
Customer A	$19	$1,099
	$19	$1,099

18.	Financial risk management:

The Company has exposure to the following risks from its use of financial instruments: credit risk, market risk, liquidity risk, and capital risk. Management, the Board of Directors, and the Audit Committee monitor risk management activities and review the adequacy of such activities. This note presents information about the Company’s exposure to each of the risks as well as the objectives, policies and processes for measuring and managing those risks.

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities. The Company, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

(a)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Such risks arise principally from certain financial assets held by the Company consisting of outstanding trade receivables.

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers the demographics of the Company’s customer base, including the default risk of the industry and country in which customers operate, as these factors may have an influence on credit risk.

Approximately 28 percent of the Company’s revenue is attributable to transactions with four key customers (year ended December 31, 2022 – 16 percent of the revenue was attributable to one key customer), approximately 4 percent of the Company’s trade receivables at year end are attributable to customers located in Asia/Pacific (December 31, 2022 – approximately 1 percent), and approximately 65 percent of the Company’s trade receivables at year end are attributable to customers located in Europe (December 31, 2022 – approximately 97 percent).

INTERMAP TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2023 and 2022	Page 28

The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness before the Company’s standard payment and delivery terms and conditions are offered.

A significant portion of the Company’s customers have transacted with the Company in the past or are reputable large Companies and losses have occurred infrequently.

The maximum exposure to credit risk of the Company at period end is the carrying value of these financial assets.

i.	Trade receivables

Expected credit losses are made on a customer-by-customer basis. All write downs against receivables are recorded within sales, general and administrative expense in the statement of operations. The Company is exposed to credit-related losses on sales to customers outside North America, due to potentially higher risks of collectability.

Amounts receivable as of December 31, 2023 and 2022, consist of:

	December 31,	December 31,
	2023	2022
Trade receivables	$283	$1,268
Other miscellaneous receivables	29	22
	$312	$1,290

Trade receivables by geography consist of:

	December 31,	December 31,
	2023	2022
United States	$90	$34
Europe	183	1,226
Asia/Pacific	10	8
	$283	$1,268

An aging of the Company’s trade receivables are as follows:

	December 31,	December 31,
	2023	2022
Current	$176	$1,232
31-60 days	80	30
61-90 days	24	-
Over 91 days	3	6
	$283	$1,268

INTERMAP TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2023 and 2022	Page 29

The balance of the past due amounts relates to reoccurring customers and are considered collectible.

ii.	Cash

The Company manages its credit risk surrounding cash by dealing solely with what management believes to be reputable banks and financial institutions and limiting the allocation of excess funds into financial instruments that management believes to be highly liquid, low risk investments. The balance at December 31, 2023, is held in unrestricted cash at banks within the United States, Canada, Europe, and Asia to facilitate the payment of operations in those jurisdictions.

(b)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates, will affect the Company’s income or the value of its holding of financial instruments.

i.	Foreign exchange risk

The Company operates internationally and is exposed to foreign exchange risk from various currencies, primarily the Canadian dollar, Euro, British pound, Indonesian rupiah, Czech Republic koruna, Malaysian ringgit and Australian dollar. Foreign exchange risk arises from sales and purchase transactions as well as recognized financial assets and liabilities that are denominated in a currency other than the United States dollar, which is the functional currency of the Company and most its subsidiaries.

The Company’s primary objective in managing its foreign exchange risk is to preserve sales values and cash flows and reduce variations in performance. Although management monitors exposure to such fluctuations, it does not employ any external hedging strategies to counteract the foreign currency fluctuations.

The balances in foreign currencies at December 31, 2023, are as follows:

						Czech
	Australian	Canadian		British	Indonesian	Republic
(in USD)	Dollar	Dollar	Euro	Pound	Rupiah	Koruna
Cash	$-	$555	$42	$-	$4	$31
Trade receivables	10	10	59	25	23	20
Accounts payable and accrued liabilities	(4)	(780)	(33)	(48)	(206)	(273)
Project financing	-	(182)	-	-	-	-
Government loans	-	(244)	-	-	-	-
Bank loan	-	-	-	-	-	(71)
	$6	$(641)	$68	$(23)	$(179)	$(293)

INTERMAP TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2023 and 2022	Page 30

The balances in foreign currencies at December 31, 2022, are as follows:

						Czech
	Australian	Canadian		British	Indonesian	Republic
(in USD)	Dollar	Dollar	Euro	Pound	Rupiah	Koruna
Cash	$-	$230	$8	$-	$9	$495
Trade receivables	9	7	23	58	18	97
Accounts payable and accrued liabilities	(5)	(592)	(28)	(15)	(162)	(364)
Project financing	-	(177)	-	-	-	-
Government loans	-	(333)	-	-	-	-
Bank loan	-	-	-	-	-	(108)
	$4	$(865)	$3	$43	$(135)	$120

Based on the net exposures at December 31, 2023 and 2022, and if all other variables remain constant, a 10% depreciation or appreciation of the United States dollar against the following currencies would result in an increase / (decrease) in net earnings by the amounts shown below:

December 31, 2023
						Czech
	Australian	Canadian		British	Indonesian	Republic
	Dollar	Dollar	Euro	Pound	Rupiah	Koruna
United States dollar:
Depreciates 10%	$(1)	$64	$(7)	$2	$18	$(29)
Appreciates 10%	1	(64)	7	(2)	(18)	29

December 31, 2022

						Czech
	Australian	Canadian		British	Indonesian	Republic
	Dollar	Dollar	Euro	Pound	Rupiah	Koruna
United States dollar:
Depreciates 10%	$-	$86	$-	$(4)	$13	$(12)
Appreciates 10%	-	(86)	-	4	(13)	12

ii.	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company does not have any debt instruments outstanding with variable interest rates at December 31, 2023, or December 31, 2022.

Financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk. No currency hedging relationships have been established for the related monthly interest and principal payments.

The Company manages its interest rate risk by minimizing financing costs on its borrowings and maximizing interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis.

INTERMAP TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2023 and 2022	Page 31

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company’s approach to managing capital is to ensure, as far as possible, that it will have sufficient liquidity to meets its obligations.

The Company manages its liquidity risk by evaluating working capital availability and forecasting cash flows from operations and anticipated investing and financing activities. At December 31, 2023, the Company has a cash balance of $677 (December 31, 2022 – $843) and working capital (current assets less current liabilities) of negative $6,114 (December 31, 2022 – negative $4,431). The Company’s liquidity is dependent on management’s ability to successfully secure sales with upfront payments, and / or obtain additional financing.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as of December 31, 2023:

			Payment due:
		Between	Between	Between	Between
	In less than 3	3 months and 6	6 months and 1	1 year and 2	2 years and 28
	months	months	year	years	years
Accounts payable and accrued liabilities	$4,198	$-	$190	$-	$-
Project financing	-	-	-	182	-
Government loans	33	33	67	132	216
Bank loan	11	11	23	42	-
Lease obligations	91	88	108	161	50
	$4,333	$132	$388	$517	$266

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as of December 31, 2022:

			Payment due:
		Between	Between	Between	Between
	In less than 3	3 months and 6	6 months and 1	1 year and 2	2 years and 28
	months	months	year	years	years
Accounts payable and accrued liabilities	$3,474	$-	$159	$-	$-
Project financing	-	-	-	177	-
Government loans	33	33	66	131	345
Bank loan	12	12	24	48	48
Lease obligations	78	85	106	93	58
	$3,597	$130	$355	$449	$451

(d)	Capital risk

The Company’s objectives when managing its capital risk is to safeguard its assets, while at the same time maintaining investor, creditor, and market confidence, and to sustain future development of the business and ultimately protect shareholder value. The Company manages its risks and exposures by implementing the strategies below.

INTERMAP TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2023 and 2022	Page 32

The Company includes shareholders’ deficiency, long-term bank loan, long-term portion of project financing, long-term government loans, and long-term portion of lease obligations in the definition of capital. Total capital at December 31, 2023, was negative $2,878 (December 31, 2022 – negative $619). To maintain or adjust the capital structure, the Company may issue new shares, issue new debt with different characteristics, acquire or dispose of assets, or adjust the amount of cash balances held.

The Company has established a budgeting and planning process with a focus on cash, working capital, and operational expenditures and continuously assesses its capital structure considering current economic conditions and changes in the Company’s short-term and long-term plans. Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

19.	Fair values:

Set out below is a comparison by class of the carrying amounts and fair value of the Company's financial instruments that are carried in the consolidated statement of financial position:

	December 31, 2023		December 31, 2022
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Financial assets
Cash	$677	$677	$843	$843
Amounts receivable	312	312	1,290	1,290
Investments	849	849	1,011	1,011
	$1,838	$1,838	$3,144	$3,144
Financial liabilities
Accounts payable and accrued liabilities	4,388	4,388	3,633	3,633
Project financing	182	182	177	177
Bank loan	71	71	108	108
Government loans	391	391	483	483
	$5,032	$5,032	$4,401	$4,401

The fair values of the financial assets and liabilities are determined at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The following methods and assumptions were used to estimate the fair values:

●	Cash, amounts receivable, accounts payable and accrued liabilities and provisions approximate their carrying amounts largely due to the short-term maturities of these instruments.

●	Carrying amount of investments is adjusted to the approximate fair value at the reporting date (see Note 8).

●	Carrying amount of project financing, bank loan and government loans approximates fair value due to prevailing interest rates and the risk characteristics of the instrument.

INTERMAP TECHNOLOGIES CORPORATION

Notes to Consolidated Financial Statements

(In thousands of United States dollars, except per share information)

For the years ended December 31, 2023 and 2022	Page 33

20.	Key management personnel and director compensation:

The Company’s compensation program specifically provides for total compensation for executive officers, which is a combination of base salary, performance-based incentives and benefit programs that reflect aggregated competitive pay considering business achievement, fulfillment of individual objectives and overall job performance. Executive officers participate in the Company’s omnibus plan (Note 14(f)).

The compensation of non-employee directors consists of a cash component and a share component. Directors participate in the Company’s omnibus plan (Note 14(f)).

The following summarizes key management personnel and directors’ compensation for the years ended December 31, 2023 and 2022:

Year ended December 31,	2023	2022
Compensation and benefits	$1,177	$1,368
Share-based compensation	197	337
	$1,374	$1,705

The following summarizes key management personnel and directors share ownership of the Company as of December 31, 2023, and 2022:

December 31,	2023	2022
Number of Class A Common shares held	6,496,696	6,496,696
Percentage of total Class A Common shares issued	15.64%	17.24%